Exhibit 21.1

List of Significant Subsidiaries of the Registrant

Significant Subsidiaries	Place of Incorporation
Fitness Fanatics Asia Limited	British Virgin Islands
NW Group International Limited	Hong Kong
Myron Limited	Hong Kong
Jian Ying (Shenzhen) Business Limited	PRC
Ying Sheng (Shanghai) Food Technology Limited	PRC
Shenzhen Qing Mu E-Commerce Limited	PRC
FIT Food Tech Sdn. Bhd	Malaysia